UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.   11)*

Samsonite Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Roger Barton

5650 Yonge Street, 5th Floor

Toronto, Ontario M2M 4H5

(416) 730-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 179,062,678

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 179,062,678

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,062,678

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.1%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This Amendment No. 11 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Person on August 11, 2003 and amended by Amendment No. 1 on August 28, 2003, Amendment No. 2 on September 30, 2003, Amendment No. 3 on April 26, 2004, Amendment No. 4 on April 29, 2004, Amendment No. 5 on July 16, 2004, Amendment No. 6 on October 15, 2004, Amendment No. 7 on January 3, 2005, Amendment No. 8 on November 16, 2005, Amendment No. 9 on January 4, 2006 and Amendment No. 10 on February 3, 2006 with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”).  The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background

Item 2 is hereby restated in its entirety as follows:

(a)           This Amendment is being filed by the Ontario Teachers’ Pension Plan Board (“Teachers”).

(b) – (c)  Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers.  The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario  M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)           Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following:

On January 4, 2007 Teachers converted 47,746 shares of Preferred Stock into 154,529,590 shares of Common Stock.  The Preferred Stock was converted into Common Stock in accordance with its terms.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On January 4, 2007 Teachers converted 47,746 shares of Preferred Stock into 154,529,590 shares of Common Stock.  The Preferred Stock was converted into Common Stock in accordance with its terms.  Teachers consummated the conversion for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby restated in its entirety as follows:

(a) – (b)  As of the date of this Amendment, Teachers is the beneficial owner of an aggregate of 179,062,678 shares of Common Stock (comprised of 179,006,708 shares of Common Stock and 5,000 warrants currently exercisable for 55,970 shares of Common Stock) representing approximately 24.1% of the shares of Common Stock outstanding, which percentage is calculated based upon 227,174,626 shares of Common Stock reported to be outstanding by the Issuer as of December 13, 2006, as adjusted pursuant to Rule 13d-3(d)(1) and option giving affect to the conversion of all Preferred Stock.  Teachers has sole voting and dispositive power over all of the shares of Common Stock.  Except as described above, neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any shares of Common Stock.

(c)           Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has effected any transactions in the shares of Common Stock during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, other than the transactions described herein.

(d)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February , 2007

ONTARIO TEACHERS’ PENSION PLAN BOARD, an Ontario, Canada corporation

By:
Name:	Roger Barton
Title:	Vice-President, General Counsel and Secretary

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers' Pension Plan Board (“OTPPB”), each of whom is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Jill Denham (Director)	36 Bayview Wood Toronto, ON M4N 1R7	Former Vice-Chair, CIBC Retail Markets
Helen Kearns (Director)	71 Hudson Drive Toronto, ON M4T 2K2	President of Kearns Capital Corp.
Raymond Koskie (Director)	161 Beechwood Avenue Toronto, ON M2L 1J9	Founding Partner, Koskie Minsky LLP
Hugh Mackenzie (Director)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant
Louis Martel (Director)	Greystone Managed Investments Inc. Canada Trust Tower, BCE Place Toronto, ON M5J 2S1	Vice-President, Greystone Managed Investments Inc.
Guy Matte (Director)	7083 Notre-Dame Orleans, ON K1C 1J1	Former Executive Director of the Association des enseignantes et des enseignants franco-ontariens
Eileen Mercier (Chairperson)	199 Cranbrooke Avenue Toronto, ON M5M 1M6	Former Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc.
Thomas O’Neill (Director)	33 Geraldine Court Don Mills, ON M3A 1N2	Former Chairperson, PwC Consulting
Jean Turmel (Director)	Perseus Capital Inc. 1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.

Roger Barton	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, General Counsel & Secretary of OTPPB
Robert Bertram	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of OTPPB
John Brennan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Human Resources & Public Affairs of OTPPB
Russ Bruch	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations & Chief Information Officer of OTPPB
Zev Frishman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Structured Portfolios & External Managers of OTPPB

Brian Gibson	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of OTPPB
Stephen Dowd	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Infrastructure of OTPPB
Dan Houle	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Business Solutions Investment I&T of OTPPB
Wayne Kozun	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation of OTPPB
Claude Lamoureux	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of OTPPB
Jim Leech	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Teachers’ Private Capital of OTPPB
Peter Maher	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Audit Services of OTPPB
Rosemarie McClean	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Member Services of OTPPB
David McGraw	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Finance and Chief Financial Officer of OTPPB
Dean Metcalf	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of OTPPB
Ron Mock	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Alternative Investments of OTPPB
Phil Nichols	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, IT Member Services of OTPPB
Neil Petroff	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Tactical Asset Allocation & Alternative Investments
Sean Rogister	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Fixed Income of OTPPB
Lee Sienna	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of OTPPB
Erol Uzumeri	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of OTPPB
Alan Wilson	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income Credit of OTPPB
Rosemary Zigrossi	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Venture Capital of OTPPB
Barb Zvan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Asset Mix & Risk of OTPPB